UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-19352


                   NOTIFICATION OF LATE FILING OF FORM 10-Q

                    For the Period Ended: September 30, 1999


                        PART 1.  REGISTRANT INFORMATION

Full name of registrant: AgriBioTech, Inc.
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Former name if applicable: N/A
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Address of Principal executive office (Street and number):
120 Corporate Park Drive
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City, State and Zip Code: Henderson, Nevada  89014
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                        PART II. RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X] (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period:

     SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires the Registrant to provide certain quarterly data regarding its operating segments for the first time in the September 30, 1999 Form 10-Q. Due to the Registrant's recent organizational changes, including the restructuring of the 34 companies acquired since January 1, 1995 into business units, and the rollout of a new information system, the Registrant is unable to complete and file its Form 10-Q within the prescribed time period without unreasonable effort and expense.

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Randy Ingram               (702)             566-2440
             (Name)               (Area Code)     (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

                                               [X]  Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X]  Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company estimates that it will report a net loss of approximately $3.6 million or $(0.07) per share in the three-month period ended September 30, 1999, compared to net earnings of approximately $0.3 million, or $0.01 per share in the corresponding three-month period ended September 30, 1998. Average outstanding fully diluted common shares for the three-month period ended September 31, 1999 were 48.4 million compared to 41.3 million for the three-month period ended September 30, 1998.

                               AgriBioTech, Inc.
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                 (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 15, 1999                By: /s/ Randy Ingram
                                            ------------------------------
                                            Randy Ingram
                                            Title: Executive Vice President/CFO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).